Remgro
Limited

CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · P.O. BOX 456, CAPE TOWN 8000
TELEPHONE: (021) 888 3300 · TELEFAX: (021) 888 3399


06013349

20 April 2006

Securities and Exchange Commission
Division of Corporate Finance
100F Street, North East
WASHINGTON, D.C. 20549
United States of America

RE: REMGRO LIMITED (FILE NO 82-5106) -- RULE 12g3-2(b)

SUPPL

Ladies and Gentlemen

In connection with Remgro Limited's ("the Company's") exemption pursuant to rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached 5 copies of an announcement in respect of Remgro's Updated Transition Report - Transition to International Financial Reporting Standards (IFRS).

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at telephone number (2721) 888 3311 or Robert M Chilstrom of Skadden, Arps, Slate, Meagher & Flom LLP in New York at 212-735-2588 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Mr Chilstrom at Skadden, Arps, Slate, Meagher & Flom LLP at 4 Times Square, New York, NY, 10036-6522.

Yours sincerely



Mariza Lubbe
Company Secretary

cc: Mr Robert M. Chilstrom
Mr Mahmoud Salem
Ms Tatyana Vesselovskaya




SEC MAIL PROCESSING
RECEIVED
APR 2 4 2006
WASH, D.C.
213
SECTION

REMGRO LIMITED

Registration number 1968/006415/06
ISIN ZAE000026480 – Share Code REM

Updated Transition Report – Transition to International Financial Reporting Standards (IFRS)

Revised unaudited financial information
for the year ended 31 March 2005
and the six months ended 30 September 2004
under IFRS

INTRODUCTION

On 24 November 2005 Remgro published its interim results for the six months ended 30 September 2005 and its Report on Transition to International Financial Reporting Standards (IFRS).

Attention was drawn to the fact that at that stage certain associated companies were not in a position to provide Remgro with the necessary IFRS information in order for Remgro to incorporate it in its financial results. This related to associated companies with later year-ends than Remgro, i.e. FirstRand Limited and RMB Holdings Limited (both June year-ends) and Nampak Limited (September year-end). Due to the fact that those companies have later year-ends than Remgro, it resulted in their later implementation of IFRS.

The JSE Limited had granted Remgro exemption from complying with IFRS in respect of listed associated companies that had not yet published their restated IFRS results prior to Remgro releasing its interim results for the six months ended 30 September 2005.

The companies mentioned above have recently announced their results and restated IFRS information. Remgro has consequently revised its IFRS information which also has an impact on the reported interim results for the six months ended 30 September 2005.

This document includes the following:

- Reconciliation of income statements for the six months ended 30 September 2004 and the year ended 31 March 2005
- Reconciliation of total assets, liabilities and equity at 1 April 2004, 30 September 2004 and 31 March 2005
- Reconciliation of shareholders equity at 1 April 2004, 30 September 2004 and 31 March 2005
- An annexure containing the revised financial results for the periods ended 30 September 2005, 30 September 2004 and 31 March 2005 and financial position as at those dates

BASIS OF PREPARATION, TRANSITIONAL ARRANGEMENTS AND MATERIAL ADJUSTMENTS

There have been no changes to the basis of preparation, transitional arrangements and material adjustments to that published on 24 November 2005.

RECONCILIATION OF INCOME STATEMENTS

	Year ended 31 March 2005 R'm	Six months ended 30 September 2004 R'm
PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY		
As previously reported under SA GAAP	8 807	3 622
Prior year adjustments	6	9
Restated under SA GAAP	8 813	3 631
IFRS adjustments	(295)	321
Post-retirement benefits	(2)	(1)
Property, plant and equipment	4	4
Share-based payments	(8)	(4)
From associated companies – Exceptional items	(345)	306
– Other	56	16
As reported under IFRS	8 518	3 952
HEADLINE EARNINGS		
As previously reported under SA GAAP	4 982	2 462
Prior year adjustments	6	9
Restated under SA GAAP	4 988	2 471
IFRS adjustments	51	16
Post-retirement benefits	(2)	(1)
Property, plant and equipment	4	4
Share-based payments	(8)	(4)
From associated companies – Exceptional items	1	1
– Other	56	16
As reported under IFRS	5 039	2 487

Refer to the annexure for the detailed breakdown of the revised income statements

	As reported under IFRS		**As previously reported under SA GAAP**	
	31 March 2005	30 September 2004	31 March 2005	30 September 2004
Number of ordinary shares in issue	487 097 002	496 248 772	487 097 002	496 248 772
Weighted number of ordinary shares in issue	497 292 403	500 377 065	497 292 403	500 377 065
Basic earnings per share (cents)	1 712.9	789.8	1 771.0	723.9
Basic earnings per share – diluted (cents)	1 677.2	763.3	1 765.4	721.8
Headline earnings per share (cents)	1 013.3	497.0	1 001.8	492.0
Headline earnings per share – diluted (cents)	985.8	480.6	998.7	490.6
Net asset value per share – at book value (Rand)	R71.51	R63.71	R71.77	R64.06

RECONCILIATION OF ASSETS, LIABILITIES AND EQUITY

	31 March 2005 R'm	30 September 2004 R'm	1 April 2004 R'm
ASSETS			
As previously reported under SA GAAP	39 826	36 018	33 730
Prior year adjustments	22	(134)	15
Restated under SA GAAP	39 848	35 884	33 745
IFRS adjustments	(109)	(113)	(477)
Post-retirement benefits	-	-	(1)
Property, plant and equipment	115	104	96
Other	12	11	12
From associated companies	(236)	(228)	(584)
As reported under IFRS	39 739	35 771	33 268
LIABILITIES			
As previously reported under SA GAAP	2 855	2 379	2 319
Prior year adjustments	-	(65)	-
Restated under SA GAAP	2 855	2 314	2 319
IFRS adjustments	40	26	23
Post-retirement benefits	1	-	(3)
Property, plant and equipment	16	4	3
Other	23	22	23
As reported under IFRS	2 895	2 340	2 342
EQUITY			
As previously reported under SA GAAP	36 971	33 639	31 411
Prior year adjustments	22	(69)	15
Restated under SA GAAP	36 993	33 570	31 426
IFRS adjustments	(149)	(139)	(500)
Post-retirement benefits	(1)	-	2
Property, plant and equipment	99	100	93
Other	(11)	(11)	(11)
From associated companies	(236)	(228)	(584)
As reported under IFRS	36 844	33 431	30 926

Refer to the annexure for the detailed breakdown of the revised balance sheets

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the Company								
	Issued capital	Equity accounted reserves	Other non-distributable reserves	Fair value reserve	Distributable reserves	Treasury shares	Subtotal	Minority interest	Total
For the period ended 31 March 2004									
Balances at 31 March 2004 – under SA GAAP	8	13 704	566	1 215	15 509	(1 293)	29 709	1 702	31 411
Prior year adjustments		15					15		15
Restated under SA GAAP	8	13 719	566	1 215	15 509	(1 293)	29 724	1 702	31 426
IFRS adjustments									
– Foreign exchange differences		(1 633)	(123)		1 756				
– Post-retirement benefits					1		1	1	2
– Property, plant and equipment			94				94	(1)	93
– Share-based payments			5		(5)				
– Other					(11)		(11)		(11)
– From associated companies		(584)					(584)		(584)
Balances at 1 April 2004 under IFRS	8	11 502	542	1 215	17 250	(1 293)	29 224	1 702	30 926
For the period ended 30 September 2004									
Balances at 30 September 2004 – under SA GAAP	8	16 336	575	1 225	15 337	(1 690)	31 791	1 848	33 639
Prior year adjustments		21			(53)		(32)	(37)	(69)
Restated under SA GAAP	8	16 357	575	1 225	15 284	(1 690)	31 759	1 811	33 570
IFRS adjustments									
– Foreign exchange differences		(1 633)	(123)		1 756				
– Property, plant and equipment			94		4		98	2	100
– Share-based payments			9		(9)				
– Other					(11)		(11)		(11)
– From associated companies		(228)					(228)		(228)
Balances at 30 September 2004 under IFRS	8	14 496	555	1 225	17 024	(1 690)	31 618	1 813	33 431

	Attributable to equity holders of the Company								
	Issued capital	Equity accounted reserves	Other non-distributable reserves	Fair value reserve	Distributable reserves	Treasury shares	Subtotal	Minority interest	Total
For the period ended 31 March 2005									
Balances at 31 March 2005									
– under SA GAAP	8	17 264	1 106	1 261	17 873	(2 552)	34 960	2 011	36 971
Prior year adjustments		22					22		22
Restated under SA GAAP	8	17 286	1 106	1 261	17 873	(2 552)	34 982	2 011	36 993
IFRS adjustments									
– Foreign exchange differences		(1 633)	(123)		1 756				
– Post-retirement benefits					(1)		(1)		(1)
– Property, plant and equipment			94		5		99		99
– Share-based payments			14		(14)				
– Other					(11)		(11)		(11)
– From associated companies		(236)					(236)		(236)
Balances at 31 March 2005 under IFRS	8	15 417	1 091	1 261	19 608	(2 552)	34 833	2 011	36 844

CASH FLOW STATEMENT

None of the IFRS adjustments to the cash flow statement were material.

Refer to the annexure for the detailed breakdown of the revised cash flow statements.

ANNEXURE

This annexure contains the revised financial results
for the periods ended
30 September 2005, 30 September 2004 and 31 March 2005
and financial position as at those dates

RECONCILIATION OF EQUITY AS REPORTED ON 24 NOVEMBER 2005 WITH THIS REPORT IN TERMS OF THE UPDATED IFRS INFORMATION

	30 September 2005 R'm	31 March 2005 R'm	30 September 2004 R'm	1 April 2004 R'm
As previously reported under IFRS	**38 022**	36 886	33 451	30 968
IFRS adjustments of associated companies	**(416)**	(42)	(20)	(42)
Restated under IFRS	**37 606**	36 844	33 431	30 926

RECONCILIATION OF INCOME STATEMENTS AS REPORTED ON 24 NOVEMBER 2005 WITH THIS REPORT IN TERMS OF THE UPDATED IFRS INFORMATION

PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

	Six months ended 30 September 2005 R'm	Six months ended 30 September 2004 R'm	Year ended 31 March 2005 R'm
As previously reported under IFRS	**5 835**	3 936	8 559
From associated companies			
– Exceptional items			
Non-recurring portion of BEE costs	**(319)**	-	-
Other exceptional items	**-**	(11)	(73)
– Other IFRS adjustments	**(74)**	27	32
Restated under IFRS	**5 442**	3 952	8 518

HEADLINE EARNINGS

	Six months ended 30 September 2005 R'm	Six months ended 30 September 2004 R'm	Year ended 31 March 2005 R'm
As previously reported under IFRS	**2 809**	2 459	5 006
From associated companies			
– Exceptional items			
Non-recurring portion of BEE costs	**(319)**	-	-
Other exceptional items	**(2)**	1	1
– Other IFRS adjustments	**(74)**	27	32
Restated under IFRS	**2 414**	2 487	5 039
Non-recurring portion of BEE costs	**319**	-	-
Restated under IFRS – excluding non-recurring portion of BEE costs	**2 733**	2 487	5 039

ABRIDGED CONSOLIDATED BALANCE SHEET

	30 September 2005 R'm	2004 R'm	31 March 2005 R'm
ASSETS			
Non-current assets			
Property, plant and equipment	**4 203**	3 654	3 995
Biological agricultural assets	**94**	85	94
Investment properties	**31**	29	31
Goodwill and trade marks	**386**	54	386
Investments – Associated companies	**25 661**	25 091	28 201
– Other	**2 622**	1 884	1 948
Loans	**151**	50	157
Deferred taxation	**142**	95	154
	33 290	30 942	34 966
Current assets	**8 043**	4 829	4 773
Cash and cash equivalents	**5 231**	2 469	2 372
Other current assets	**2 812**	2 360	2 401
Total assets	**41 333**	35 771	39 739
EQUITY AND LIABILITIES			
Issued capital	**8**	8	8
Reserves	**38 549**	33 300	37 377
Treasury shares	**(3 112)**	(1 690)	(2 552)
Shareholders' equity	**35 445**	31 618	34 833
Minority interest	**2 161**	1 813	2 011
Total shareholders' equity	**37 606**	33 431	36 844
Non-current liabilities	**980**	688	905
Retirement benefits	**240**	129	232
Long-term loans	**185**	216	200
Deferred taxation	**555**	343	473
Current liabilities	**2 747**	1 652	1 990
Short-term interest-bearing loans	**331**	159	175
Other current liabilities	**2 416**	1 493	1 815
Total equity and liabilities	**41 333**	35 771	39 739
Net asset value per share (Rand) (attributable to equity holders)			
– At book value	**R73.55**	R63.71	R71.51
– At intrinsic value	**R136.36**	R107.77	R119.97

ABRIDGED CONSOLIDATED INCOME STATEMENT

	Six months ended 30 September 2005 R'm	2004 R'm	Year ended 31 March 2005 R'm
Revenue	**6 956**	6 589	12 823
Consolidated profit before taking into account the following	**1 139**	839	1 702
Depreciation	**(148)**	(126)	(262)
Finance costs	**(17)**	(23)	(56)
Impairment of goodwill	**-**	(2)	(3)
Net reversal of impairment of investments and assets	**4**	8	25
Exceptional items *(see Additional information)*	**3 043**	-	2 194
Consolidated profit before tax	**4 021**	696	3 600
Taxation	**(577)**	(192)	(417)
Consolidated profit after tax	**3 444**	504	3 183
Share of after-tax profit of associated companies	**2 230**	3 628	5 742
– Profit before taking into account the following	**2 233**	2 200	4 554
– Impairment of goodwill	**(2)**	(18)	(38)
– Net impairment of investments and assets	**(52)**	-	(31)
– Exceptional items *(see Additional information)*	**51**	1 446	1 257
Net profit for the year	**5 674**	4 132	8 925
Attributable to:			
Equity holders	**5 442**	3 952	8 518
Minority interests	**232**	180	407
	5 674	4 132	8 925
Reconciliation of headline earnings:			
Basic earnings – Attributable net profit	**5 442**	3 952	8 518
Plus/(minus) – portion attributable to equity holders:			
– Impairment of goodwill	**2**	19	40
– Net impairment of investments and assets	**49**	(9)	24
– Exceptional items	**(3 079)**	(1 461)	(3 476)
– Net loss/(surplus), after taxation, on disposal of property, plant and equipment	**-**	(14)	(67)
Headline earnings	**2 414**	2 487	5 039
Non-recurring portion of BEE costs	**319**	-	-
Headline earnings – excluding non-recurring portion of BEE costs	**2 733**	2 487	5 039
Segmental analysis – Headline earnings (Excluding non-recurring portion of BEE costs)			
Tobacco interests	**1 264**	1 032	2 063
Financial services	**828**	811	1 715
Industrial interests	**534**	549	1 131
Mining interests	**77**	82	102
Corporate finance and other interests	**30**	13	28
	2 733	2 487	5 039

EARNINGS AND DIVIDENDS PER SHARE

	Six months ended 30 September		Year ended 31 March
	2005	2004	2005
	Cents	Cents	Cents
Headline earnings	**497.9**	497.0	1 013.3
– Diluted	**487.9**	480.6	985.8
Headline earnings – excluding non-recurring portion of BEE costs	**563.7**	497.0	1 013.3
– Diluted	**553.4**	480.6	985.8
Basic earnings	**1 122.4**	789.8	1 712.9
– Diluted	**1 110.6**	763.3	1 677.2
Dividends			
Ordinary	**133.00**	116.00	314.00
– Interim	**133.00**	116.00	116.00
– Final			198.00
Special (paid on 22 August 2005)	**600.00**		

ABRIDGED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Six months ended 30 September		Year ended 31 March
	2005	2004	2005
	R'm	R'm	R'm
Balance at 1 April	**36 844**	30 926	30 926
IFRS adjustments at 1 April	**(341)**	-	-
Restated balance at 1 April	**36 503**	30 926	30 926
Net fair value adjustments for the period	**584**	10	46
Net profit	**5 674**	4 132	8 925
Dividends paid	**(3 975)**	(2 025)	(2 645)
Capital invested by minorities	**5**	11	21
Exchange rate adjustments	**(682)**	84	250
Change in reserves of associated companies and other movements	**(50)**	678	569
Purchase of shares by wholly-owned subsidiary (treasury shares)	**(563)**	(415)	(1 235)
Net shares purchased by The Remgro Share Trust*	**2**	18	(24)
Long-term share incentive scheme reserve	**8**	12	11
Total shareholders' equity	**37 606**	33 431	36 844

** Also accounted for as treasury shares*

ABRIDGED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 30 September 2005 R'm	2004 R'm	Year ended 31 March 2005 R'm
Cash generated from operations	**700**	458	1 764
Taxation paid	**(267)**	(336)	(546)
Dividends received	**1 536**	1 412	2 453
Cash available from operating activities	**1 969**	1 534	3 671
Dividends paid	**(3 975)**	(2 023)	(2 642)
Net cash flow from operating activities	**(2 006)**	(489)	1 029
Investing activities	**4 724**	(556)	(2 184)
Financing activities	**(31)**	14	9
Net increase/(decrease) in cash and cash equivalents	**2 687**	(1 031)	(1 146)
Cash and cash equivalents at the beginning of the period	**2 247**	3 393	3 393
Cash and cash equivalents at the end of the period	**4 934**	2 362	2 247
Cash and cash equivalents – per balance sheet	**5 231**	2 469	2 372
Bank overdraft	**(297)**	(107)	(125)

ADDITIONAL INFORMATION – EXCEPTIONAL ITEMS

	Six months ended 30 September 2005 R'm	2004 R'm	Year ended 31 March 2005 R'm
Exceptional items			
Exceptional items of subsidiary companies:			
Capital gain on redemption of debentures by R&R	**-**	-	2 100
Net capital gain on the sale of investments and businesses	**3 043**	-	45
Other exceptional items	**-**	-	49
Total before taxation – per income statement	**3 043**	-	2 194
Taxation	**(337)**	-	(8)
Total after taxation	**2 706**	-	2 186
Share of exceptional items of associated companies			
Non-recurring portion of BEE costs	**(319)**	-	-
Other exceptional items	**370**	1 446	1 257
Grand total	**2 757**	1 446	3 443
Attributable to minorities	**-**	-	(20)
Attributable to equity holders	**2 757**	1 446	3 423

COMMENTS

Headline earnings per share for the six months ended 30 September 2005 according to the revised report increased by 0.2% from 497.0 cents in 2004 to 497.9 cents. Headline earnings per share excluding the non-recurring portion of black economic empowerment ("BEE") costs increased by 13.4%. Remgro's headline earnings per share for the half-year to 30 September 2005 was previously reported as 579.4 cents (2004 : 491.4 cents).

The results for the full year to 31 March 2006 will include further non-recurring BEE costs attributable to Remgro due to the BEE transactions concluded by Distell Group Limited and Medi-Clinic Corporation Limited during the second half of the financial year.

Signed on behalf of the Board of Directors.

Johann Rupert
Chairman

Thys Visser
Chief Executive Officer

Stellenbosch
19 April 2006

DIRECTORATE

Non-executive directors
Johann Rupert *(Chairman)*,
E de la H Hertzog *(Deputy Chairman)*, P E Beyers, G D de Jager*, J W Dreyer,
P K Harris*, E Molobi*, J F Mouton*, D Prins*,
F Robertson*
(**Independent*)

Executive directors
M H Visser *(Chief Executive Officer)*,
W E Bührmann, D M Falck, J A Preller (Mrs), T van Wyk

CORPORATE INFORMATION

Secretary
M Lubbe (Mrs)

Listing
JSE Limited
Sector: Financial – Investment Companies

American depositary receipt (ADR) program
Cusip number 75956M107 – ADR to ordinary share 1 : 1

Depositary
The Bank of New York, 101 Barclay Street, New York NY 10286

Business address and registered office
Carpe Diem Office Park, Quantum Street,
Techno Park, Stellenbosch 7600
(P O Box 456, Stellenbosch 7599)

Transfer Secretaries
Computershare Investor Services 2004 (Pty) Limited,
70 Marshall Street, Johannesburg 2001
(P O Box 61051, Marshalltown 2107)

Auditors
PricewaterhouseCoopers Inc.,
Stellenbosch

Sponsor
Rand Merchant Bank (A division of FirstRand Bank Limited)

Website
www.remgro.com